SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated July 1, 2019.

2 Translation of letter to YPF S.A. Shareholders dated July 1, 2019.

3 Translation of letter to the Buenos Aires Stock Exchange dated July 1, 2019.

TRANSLATION

Buenos Aires, July 1, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Payment of Dividends

The purpose of this letter is to comply with the requirements of the ByMA Listing Regulations.

In that sense, we inform you that, in accordance with the payment of dividends approved at YPF’s Board of Directors’ meeting held on June 27, 2019, pursuant to the powers granted by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2019, and following our communication from June 27, 2019, the following information is attached:

1)	Announcement to be published in the Stock Exchange Bulletin.

2)	Sworn Statement pursuant to Law No.17,250.

Yours faithfully,

Sergio Giorgi Market Relations Officer YPF S.A.

YPF Sociedad Anónima – Payment of Dividends

We inform YPF S.A’s (“YPF”) shareholders that, at its meeting on June 27, 2019, the Company’s Board of Directors resolved, pursuant to the powers granted by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2019 which approved the results for the fiscal year ending on December 31, 2018, the payment of a dividend in cash to all shareholders, corresponding to the fiscal year ended on December 31, 2018 and results of the prior fiscal years, which shall be made available on July 11, 2019, -who were holders of record at the close of the registry on July 10, 2019- or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed. The dividend will be in an amount of $5.8478 per share, without distinction among share classes, which represents 58.48% of the nominal capital stock involved in the distribution.

The payment to all holders of Class D shares in Argentina will be made through Caja de Valores S.A.

YPF will pay dividends to holders of the rest of the share classes directly on July 11, 2019, or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed.

Additionally, we inform you that on the amount to be paid for this concept, tax withholdings will be made according to the applicable law in case it corresponds.

The holders of American Depositary Receipts (ADRs) will receive their dividend payment through The Bank of New York Mellon, depositary of these certificates, starting on July 11, 2019, or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed.

Buenos Aires, July 1, 2019

Sergio Giorgi Market Relations Officer YPF S.A.

Buenos Aires, July 1, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Payment of Dividends

The purpose of this letter is to declare with the force of a sworn statement, as required by law No. 17,250, that YPF S.A. has no outstanding social security debts as of this date.

Yours faithfully,

Sergio Giorgi Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 2, 2019	By:	/s/ Sergio Giorgi
	Name:	Sergio Giorgi
	Title:	Market Relations Officer